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14042137

SECURITI ON

ANNUAL AUDITED REPORT

NOV 2 8 2014 FORM X-17A-5
PART III

SEC FILE NUMBER

8- 15885

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING__10/01/13__ AND ENDING__9/30/14__

                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: U.S. Boston Capital Corporation

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

55 Old Bedford Road

(No. and Street)

Lincoln	MA	01773
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Diane Hunt   781-676-5941

                                                 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edelstein & Company LLP

                            (Name – *if individual, state last, first, middle name*)

160 Federal Street, 9th Floor	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _Deborah A. Kessinger_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

U.S. Boston Capital Corporation , as

of _September 30_ , 20_14_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

President
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Report Pursuant to 17a-5(d) and
Supplementary Information and
Report of Independent Registered Public Accounting
Firm

U.S. Boston Capital Corporation
September 30, 2014

U.S. BOSTON CAPITAL CORPORATION
September 30, 2014
Table of Contents



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Management
U.S. Boston Capital Corporation

We have audited the accompanying statement of financial condition of U.S. Boston Capital Corporation as of September 30, 2014, and the related statements of income, changes in stockholder's equity, changes in subordinated borrowings, and cash flows for the year then ended. These financial statements are the responsibility of U.S. Boston Capital Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of U.S. Boston Capital Corporation as of September 30, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedule I - Computation of Net Capital, Aggregate Indebtedness, Basic Net Capital Requirement Pursuant to Rule 15c3-1; Schedule II - Computation for Determination of Customer Account Reserve Requirements Under Rule 15c3-3 Exhibit A; Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3 Exhibit A, (collectively "Schedules") has been subjected to audit procedures performed in conjunction with the audit of U.S. Boston Capital Corporation's financial statements. The Schedules are the responsibility of the U.S. Boston Capital Corporation's management. Our audit procedures included determining whether the Schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Schedules. In forming our opinion on the Schedules, we evaluated whether the Schedules, including their form and content, are presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Edelstein & Company LLP

Boston, Massachusetts
November 25, 2014

1

U.S. BOSTON CAPITAL CORPORATION

Statement of Financial Condition
September 30, 2014

Assets

Cash	$	27,120
Restricted cash		7,392,069
Marketing, distribution and commissions receivable		
Affiliates		317,786
Other		25,087
Marketable securities, at fair value (cost of $463,363)		708,251
Prepaid expenses and other current assets		73,809
Total assets	**$**	**8,544,122**

Liabilities and Stockholder's Equity

Liabilities

Commissions payable		
Affiliate	$	318,340
Other		26,097
Accrued expenses		55,157
Payable to customers		7,372,069
Accrued income taxes (due to parent)		956
Deferred income		32,413
Deferred income taxes		97,955
Total liabilities		**7,902,987**

Stockholder's equity

Common stock, $.10 par value; 150,000 shares	
authorized, issued and outstanding	15,000
Additional paid-in capital	38,730
Retained earnings	587,405
	641,135

Total liabilities and stockholder's equity	**$**	**8,544,122**

The accompanying notes are an integral part of these financial statements.

U.S. BOSTON CAPITAL CORPORATION

Statement of Income
For the Year Ended September 30, 2014

Revenue	
Marketing and distribution	$ 3,580,166
Sales compensation fee	1,341,086
Commissions	1,079,417
Service fee	415,416
Custodial fees	31,845
Change in unrealized gain on marketable securities	65,276
Dividend income	7,769
Total revenue	6,520,975
Expenses	
Commission expense	3,741,462
Overhead expense pursuant to expense sharing agreement	2,085,600
NTF platform fees	151,986
Additional overhead expense	301,014
Marketing expense	61,261
Regulatory fees and expenses	41,264
License and service fees	37,202
Miscellaneous expenses	31,433
Total expenses	6,451,222
Income before provision for income taxes	69,753
Provision for income taxes	34,250
Net income	$ 35,503

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2014

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Number of shares	Amount			
Balance at October 1, 2013	150,000	$ 15,000	$ 38,730	$ 551,902	$ 605,632
Net Income	-	-	-	35,503	35,503
Balance at September 30, 2014	150,000	$ 15,000	$ 38,730	$ 587,405	$ 641,135

The accompanying notes are an integral part of these financial statements.

U.S. BOSTON CAPITAL CORPORATION

Statement of Changes in Subordinated Borrowings
For the Year Ended September 30, 2014

Subordinated borrowings at October 1, 2013	$ -
Increases	-
Decreases	-
Subordinated borrowings at September 30, 2014	$ -

The accompanying notes are an integral part of these financial statements.

U.S. BOSTON CAPITAL CORPORATION

Statement of Cash Flows
For the Year Ended September 30, 2014

Cash flows from operating activities		
Net income	$	35,503
Adjustments to reconcile net income to net cash used in operating activities:		
Change in unrealized gain on marketable securities		(65,276)
Reinvested dividend income		(7,769)
Deferred income taxes		33,294
Commission revenue paid in securities in lieu of cash		307,617
Commission expense paid in securities in lieu of cash		(307,617)
Changes in operating assets and liabilities:		
(Increase) decrease in:		
Marketing, distribution and commissions receivable		(50,881)
Prepaid expenses and other current assets		(30,849)
Increase (decrease) in:		
Commissions payable		49,735
Accrued expenses		46,640
Accrued income taxes		(11,247)
Net cash used in operating activities		(850)
Net decrease in cash		(850)
Cash at beginning of year		27,970
Cash at end of year	$	27,120
Supplemental disclosures of cash flows information:		
Cash paid during the year for:		
Income taxes	$	26,737

The accompanying notes are an integral part of these financial statements.

U.S. BOSTON CAPITAL CORPORATION

Notes to Financial Statements
For the Year Ended September 30, 2014

---

1. Nature of Operations

U.S. Boston Capital Corporation (the "Company") is a wholly owned subsidiary of U.S. Boston Corporation (the "Parent"), with its principal office and place of business in Lincoln, Massachusetts. The Company is a broker/dealer registered with the Securities and Exchange Commission ("SEC") on July 1, 1970, pursuant to the Securities Exchange Act of 1934 and became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") on July 9, 1970. The Company is a general securities firm that conducts its business fully subject to the provisions of SEC Rule 15c3-3 and maintains a minimum net capital of at least $250,000.

The Company conducts its general securities business as an introducing broker-dealer clearing through Cantella & Co., Inc. The Company acts as the principal underwriter for and the distributor of the Pear Tree Funds ("Pear Tree Funds"). The Company also acts as placement agent for private placements of limited liability companies formed and managed by an affiliated registered investment advisor, Pear Tree Partners, LP ("Pear Tree Partners"). In addition to acting as placement agent, the Company provides custodial services to each of the limited liability companies. Custodial services include the protection of cash and the safekeeping of physical securities.

2. Summary of Significant Accounting Policies

Use of Estimates
> The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
> The Company recognizes revenue related to marketing and distribution fees and sales compensation fees over the contract period, generally monthly or quarterly. In addition, service fees are received as needed to support additional distribution and servicing efforts. The Company also earns commissions when acting as an agent for customer securities transactions. Revenue from private placement commission fees are recognized when the transaction is completed and the fee is fixed and determinable. On occasion commission fees are paid in securities in lieu of cash. Commission fees received in securities in lieu of cash are recorded at fair value of such securities received on the date all revenue recognition criteria is met. For the year ended September 30, 2014, the Company recorded revenue of $307,617 representing the value of securities received in lieu of cash. The Company recognizes revenue related to custodial services over the contract period, generally quarterly or annually. Related expenses are recorded concurrently with revenue.

U.S. BOSTON CAPITAL CORPORATION

Notes to Financial Statements
For the Year Ended September 30, 2014

---

2. Summary of Significant Accounting Policies (continued)

Concentrations of Credit Risk

The Company maintains cash and restricted cash accounts with a Boston-based bank, the daily balances of which, at times, may exceed Federal Deposit Insurance Corporation limits.

A substantial portion of the Company's revenue is earned from affiliates or entities managed by affiliates.

Restricted Cash

Restricted cash represents amounts held for customers in a special reserve bank account in compliance with SEC Rule 15c3-3, federal and other regulations.

Income Taxes

The Company files a consolidated tax return with the Parent. The Company uses the separate return method to determine its provision for income taxes. Under this method, income taxes are reported in these financial statements as if the Company filed a separate return.

Deferred tax assets and liabilities are determined based on differences between the basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled and are measured using enacted tax laws and rates that will be in effect when the differences are expected to reverse. The deferred tax liability at September 30, 2014 relates to the unrealized gain on marketable securities.

The provision for current and deferred income taxes is as follows:

Current tax expense	
Federal	$ -
State	956
Total current tax expense	956
Deferred tax expense	
Federal	28,072
State	5,222
Total deferred tax expense	33,294
Provision for income taxes	$34,250

2. Summary of Significant Accounting Policies (continued)

The difference between the statutory U.S. federal income tax rate and the Company's effective tax rate is primarily due to state income taxes. Prepaid expenses includes $14,534 of prepaid income taxes due from Parent.

Uncertain Tax Positions

The Company provides for a liability on tax positions where it is considered more-likely-than-not the position would be denied upon examination. Management performed an evaluation of tax positions taken, and concluded that it had no material uncertain tax positions . As such, no differences have been recognized and no significant adjustments are expected in the next twelve months. The Company's Parent income tax returns are subject to examination by the appropriate taxing jurisdictions. As of September 30, 2014, the Company's Parent federal and various state tax returns for the years 2011 through 2013 are available for examination.

3. Related Party Transactions

The Company transacts business with various affiliated parties. Related party transactions occurring during the year ended September 30, 2014 are as follows:

The Company provides marketing, distribution, and promotional services to the Pear Tree Funds that are managed by Pear Tree Advisors, Inc., an affiliate of the Parent, in accordance with 12b-1 distribution agreements. Such agreements provide for the Pear Tree Funds to pay the Company a monthly fee at an annual rate of 0.25% of the average net asset values of Pear Tree Funds' ordinary shares. The Company earned $3,580,166 for the year ended September 30, 2014 under such agreements which are reported as marketing and distribution revenue on the statement of income. As of September 30, 2014, the Company has a receivable of $317,786 for such distribution agreements.

Under the terms of a revenue sharing agreement with Pear Tree Advisors, Inc., the Company received $1,341,086 of sales compensation fees for the year ended September 30, 2014, based on annual rates ranging from 0.25% (for ordinary shares) to 0.30% (for institutional shares) of the average net asset values of the Pear Tree Funds, for accounts where certain sales agents of the Company are the broker of record, for distribution and servicing efforts.

The Company earned discretionary service fees of $415,416 for the year ended September 30, 2014, from Pear Tree Advisors, Inc. to support additional distribution efforts of the Pear Tree Funds.

---

3. Related Party Transactions (continued)

The Company acts as a custodian for non-registered private equity funds, which are managed by an entity under common control, Pear Tree Partners LP. Each of the non-registered funds has custody agreements with the Company, which provide for annual and quarterly custody fees. The Company recognized revenue of $31,845 related to its custodial services for the year ended September 30, 2014.

The Company is invested in shares of two mutual funds managed by an entity under common control (see Note 5). These mutual funds are included in marketable securities in the statement of financial condition in the amount of $708,251. The Company received $7,769 of dividends and recorded an unrealized gain of $65,276 from these marketable securities for the year ended September 30, 2014.

Commission revenue is disbursed to all selling group members under various agreements, and is recorded as commission expense in the statement of income. The total commission expense for the year ended September 30, 2014 was $3,741,462 of which $3,641,356 was paid to USB Corporation, an affiliate under common control with the Company. USB Corporation pays salaries of the Company's registered representatives. As of September 30, 2014, the Company has a commission payable of $318,340 to this affiliate.

Pursuant to an expense sharing agreement with USB Corporation, the Company paid the affiliate $173,800 per month for certain salary, rent, and other expenses incurred by USB Corporation on behalf of the Company. A total of $2,085,600 was paid during the year ended September 30, 2014 under this agreement. In accordance with the expense sharing agreement, the monthly fee is reassessed annually at the end of the year. In addition, the Company paid USB Corporation $301,014 for actual variable expenses incurred on behalf of the Company.

4. Marketable Securities and Fair Value Measurements

Marketable securities, which the Company considers as trading securities, consist of mutual funds and are carried at fair value. Cost and fair values at September 30, 2014 are summarized as follows:

	Fair Value	Cost	Unrealized Gain
Pear Tree PanAgora Dyn Emerging Markets	$ 297,545	$ 191,426	$ 106,119
Pear Tree Polaris For Val Sm Cap Ord	410,706	271,937	138,769
Total	$ 708,251	$ 463,363	$ 244,888

Fair Value Hierarchy

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, as of the

4. Marketable Securities and Fair Value Measurements (continued)

measurement date. The standard specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (also referred to as observable inputs). In accordance with ASC 820 the following summarizes the fair value hierarchy:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.
Level 2	Observable inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly . These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.
Level 3	Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Company's own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The valuation methodologies used to determine fair value of the Company's marketable securities remain unchanged during the year ended September 30, 2014.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less than observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Changes in valuation techniques may result in transfers in changing an investment's assigned level within the hierarchy. There were no transfers during the year. The inputs or

U.S. BOSTON CAPITAL CORPORATION

Notes to Financial Statements
For the Year Ended September 30, 2014

---

4. Marketable Securities and Fair Value Measurements (continued)

methodology used for valuing securities are not necessarily an indication of the risk associated with investing in these securities.

Items Measured at Fair Value on a Recurring Basis

The Company's financial assets that are reported at fair value in the accompanying statement of financial condition as of September 30, 2014 are as follows:

	Fair Value Measurements			
	Level 1	Level 2	Level 3	Total
Mutual fund – diversified emerging markets	$ 297,545	$ -	$ -	$297,545
Mutual fund – foreign small/mid value	410,706	-	-	410,706
Total assets at fair value	$ 708,251	$ -	$ -	$708,251

5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000 and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day, however, at September 30, 2014, the Company had net capital of $435,241 and its ratio of aggregate indebtedness to net capital was 0.92 to 1.

Part III of the most recent Focus Report of U.S. Boston Capital Corporation on Form X-17a-5 is available for examination or copying at the Boston regional office of the Securities and Exchange Commission or at the office of the Company, 55 Old Bedford Road, Lincoln, Massachusetts, 01773.

6. Commitments and Contingencies

From time to time, the Company is a party to certain claims and litigation incidental to its business. Management is of the opinion that the ultimate resolution of any known claims, either individually or in the aggregate, will not have a materially adverse impact on the Company's financial position.

7. Subsequent Events

The Company has evaluated subsequent events through the date the financial statements were available to be issued. In November 2014 the Company entered into a new one year expense sharing agreement with USB Corporation, effective October 1, 2014 and expires September 30, 2015. Pursuant to the agreement, the Company pays USB Corporation a monthly fee of $184,800.

U.S. BOSTON CAPITAL CORPORATION
Schedule I
Computation of Net Capital, Aggregate Indebtedness,
Basic Net Capital Requirement Pursuant to Rule 15c3-1
of the Securities and Exchange Commission
September 30, 2014

Total stockholder's equity	$	641,135
Add subordinated liabilities to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		641,135
Less non-allowable assets:		
Commissions receivable		25,847
Prepaid expenses and other current assets		73,809
		99,656
Haircuts on marketable securities		106,238
Total adjustments		205,894
Net capital	$	435,241
Aggregate indebtedness:		
Total aggregate indebtedness liabilities from statement of financial condition:		
Commissions payable	$	344,437
Accrued items		55,157
Accrued income taxes		956
Total aggregate indebtedness	$	400,550
Computation of basic net capital requirement		
Minimum net capital required	$	250,000
Excess net capital	$	185,241
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum net capital required	$	135,241
Ratio: Aggregate indebtedness to net capital		0.92 to 1

The above computation does not differ materially from the computation reported by U.S. Boston Capital Corporation in Part II of the Focus Report on Form X-17a-5 at September 30, 2014.

U.S. BOSTON CAPITAL CORPORATION
Schedule II
Computation for Determination of Customer Account Reserve Requirements Under
Rule 15c3-3 Exhibit A
of the Securities and Exchange Commission
September 30, 2014

Total credit items	$ 7,372,069
Total debit items	-
Reserve computation	
Excess of total credits over total debits	$ 7,372,069
Amount held on deposit in "Reserve Bank Account"	$ 7,392,069

There are no differences from the above computation and the Company's computation reported in Part II of the Focus Report on Form X-17a-5 as of September 30, 2014.

U.S. BOSTON CAPITAL CORPORATION
Schedule III
Information Relating to the Possession or Control Requirements
Under Rule 15c3-3 Exhibit A
of the Securities and Exchange Commission
September 30, 2014

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce possession or control have been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3): $ -

    A. Number of items   -

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. $ -

    A. Number of items   -

U.S. BOSTON CAPITAL CORPORATION

Compliance Report Pursuant to Rule 17a-5(d)(3)
of the Securities and Exchange Commission
For the Fiscal Year Ended September 30, 2014

---

(1) U.S. Boston Capital Corporation has established and maintained Internal Control Over Compliance.

(2) the Internal Control Over Compliance of U.S. Boston Capital Corporation was effective for the fiscal year October 1, 2013 to September 30, 2014.

(3) the Internal Control Over Compliance of U.S. Boston Capital Corporation was effective as of fiscal year ended September 30, 2014.

(4) U.S. Boston Capital Corporation was in compliance with Rule 15c3-1 and paragraph (e) of Rule 15c3-3, "Special Reserve Account for the Exclusive Benefit of Customers" as of fiscal year ended September 30, 2014.

(5) the information that U.S. Boston Capital Corporation used to state whether it was in compliance with Rule 15c3-1 and paragraph (e) of Rule 15c3-3 was derived from the books and records of U.S. Boston Capital Corporation.

Signature: _____
Deborah A. Kessinger, President

-16-



edelstein	CERTIFIED PUBLIC ACCOUNTANTS	160 Federal Street, 9th Floor	Tel: 617-227-6161	www.edelsteincpa.com
EDELSTEIN & COMPANY LLP	& BUSINESS CONSULTANTS	Boston, MA 02110	Fax: 617-589-0530	A Member of AGN International, Ltd.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Management
U.S. Boston Capital Corporation

We have examined U.S. Boston Capital Corporation statements, included in the accompanying Compliance Report Pursuant to Rule 15c3-3 of the Securities and Exchange Commission, that (1) U.S. Boston Capital Corporation's internal control over compliance was effective during the most recent fiscal year ended September 30, 2014; (2) U.S. Boston Capital Corporation's internal control over compliance was effective as of September 30, 2014; (3) U.S. Boston Capital Corporation was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2014; and (4) the information used to state that U.S. Boston Capital Corporation was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from U.S. Boston Capital Corporation's books and records. U.S. Boston Capital Corporation's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing U.S. Boston Capital Corporation with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or Rule 206(4)-2 under the Investment Advisors Act of 1940 that requires account statements to be sent to the customers of U.S. Boston Capital Corporation will be prevented or detected on a timely basis. Our responsibility is to express an opinion on U.S. Boston Capital Corporation's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether U.S. Boston Capital Corporation's internal control over compliance was effective as of and during the most recent fiscal year ended September 30, 2014; U.S. Boston Capital Corporation complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2014; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2014 was derived from U.S. Boston Capital Corporation's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating U.S. Boston Capital Corporation's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from U.S. Boston Capital Corporation's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, U.S. Boston Capital Corporation's statements referred to above are fairly stated, in all material respects.

Edelstein & Company LLP

Boston, Massachusetts
November 25, 2014

17


EDELSTEIN & COMPANY LLP

| CERTIFIED PUBLIC ACCOUNTANTS | 160 Federal Street, 9th Floor | Tel: 617-227-6161 | www.edelsteincpa.com |
| & BUSINESS CONSULTANTS | Boston, MA 02110 | Fax: 617-589-0530 | A Member of AGN International, Ltd. |

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors of
U.S. Boston Capital Corporation
55 Old Bedford Road
Lincoln, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended September 30, 2014, which were agreed to by U.S. Boston Capital Corporation (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (quarterly focus reports), noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edelstein & Company LLP

Boston, Massachusetts
November 25, 2014



SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended __9/30/14__ , 20 __14__
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-015885   FINRA   SEP   12/30/1970
U S BOSTON CAPITAL CORPORATION
55 OLD BEDFORD RD
LINCOLN, MA   01773-1125

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
      Diane Hunt 781-676-5941

2. A. General Assessment (item 2e from page 2) $ 6,842.36

   B. Less payment made with SIPC-6 filed (exclude interest) (2,552.17)
       __4/25/14__
           Date Paid

   C. Less prior overpayment applied ( )

   D. Assessment balance due or (overpayment) 4,290.19

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ 4,290.19

   G. PAID WITH THIS FORM:
       Check enclosed, payable to SIPC
       Total (must be same as F above) $ 4,290.19

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

U.S. Boston Capital Corporation
(Name of Corporation, Partnership or other organization)

Debrah A. Vesson
(Authorized Signature)

Dated the __28__ day of __October__ , 20 __14__ .   **President**
                                                            (Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __10/1__ , 20__13__
and ending __9/30__ , 20__14__

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 6,520,975

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

       Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   3,718,754

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.   65,276

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

     (Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

     Enter the greater of line (i) or (ii)

     Total deductions   3,784,030

2d. SIPC Net Operating Revenues $ 2,736,945

2e. General Assessment @ .0025 $ 6,842.36

(to page 1, line 2.A.)